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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, July 29, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         Hollinger continues to devote resources to the completion and filing of its financial statements as soon as practicable and is encouraged by recent developments. As previously announced, the Litigation Committee of the board of directors of Hollinger authorized the commencement of legal proceedings to compel access to the financial records and management personnel of Hollinger International Inc. ("Hollinger International") and the working papers of Hollinger International's auditors in order to allow for the preparation and, where required, audit of Hollinger's financial statements. Thereafter, at the request of Hollinger International, a meeting was held in this regard with representatives of Hollinger and representatives of Hollinger International and its Special Committee. As a result of this meeting, the Litigation Committee instructed counsel to temporarily hold the commencement of the applicable legal proceedings in abeyance.

         Hollinger International has now indicated it is prepared in principle to co-operate with and assist Hollinger and its auditors in the audit of Hollinger's 2003 annual financial statements and to assist in obtaining the co-operation of Hollinger International's auditors, and has set out a process for so doing. Hollinger and Hollinger International are pursuing, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements begin as soon as possible.

         As of the close of business on July 28, 2004, Hollinger had approximately US$10.8 million of cash or cash equivalents on hand and owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. The decrease in Hollinger's cash and cash equivalents on hand during the period since its July 15, 2004 status update is substantially due to Hollinger's contribution to the payment of the monetary portion of the order and final judgment of the Delaware Chancery Court requiring Hollinger and Conrad Black to repay certain non-compete payments to Hollinger International. Based on the July 28, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$15.80, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$249,364,448. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's senior secured notes due 2011.

         Further to Hollinger's press release dated June 29, 2004 which announced the appointment of Mr. Adrian M.S. White as Interim Chief Financial Officer of Hollinger, such

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appointment has not in fact become effective as Mr. White and Hollinger were unable to resolve terms of such appointment satisfactory to both parties.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com